Exhibit 107

CALCULATION OF FILING FEE TABLES

Form S-1

(Form Type)

MamaMancini’s Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)		Proposed Maximum Offering Price Per Security		Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Equity	Common Stock, par value $0.00001 per share, underlying Series B Preferred Stock	457(g)	822,289	(2)	$1.875	(3)	$1,541792	0.0001102	$169.91
Equity	Common Stock, par value $0.00001 per share, underlying warrants	457(g)	13,650	(4)	$2.25	(5)	$30,713	0.0001102	$3.38
Total Offering Amounts							$1,572,505		$173.29
Total Fee Offsets(6)									—
Net Fee Due									$173.29

(1)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of the Registrant’s common stock (“Common Stock”) that become issuable as a result of any stock dividend, stock split, recapitalization, or other similar transaction effected without the receipt of consideration that increases the number of the Registrant’s outstanding shares of Common Stock.

(2)	Consists of an aggregate of 822,289 shares of Common Stock registered for resale by the holders of Series B Preferred Stock on the conversion of such stock.

(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low prices of Common Stock as reported on February 22, 2023, which was approximately $1.875 per share.

(4)	Represents the resale of 13,650 shares of the Registrant’s Common Stock issuable upon exercise of the Placement Agent Warrants.

(5)	Calculated pursuant to Rule 457(g) under the Securities Act, based on the exercise price of the warrants.

(6)	The Registrant does not have any fee offsets.